Exhibit 99.2

MANAGEMENT DISCUSSION & ANALYSIS

For the three and six-month periods ended June 30, 2021

TABLE OF CONTENTS

Preamble	2
Period covered	2
Cautionary statement regarding forward looking information	2
The Company	3
Corporate structure	3
Value proposition	4
Responsibilities	4
Human capital	4
Environment	5
Carbon neutrality	6
Societal	6
Business lines	7
Lib Anode Plant project	8
Matawinie Mine project	9
Resource	10
Matawinie Mine Demonstration Plant (phase 1)	11
Matawinie Mine (phase 2)	11
Commercial strategy	12
Sales	12
Partnerships, research and development	13
Market update	13
Administration and governance	14
Leadership	14
Risks	15
Quarterly results	15
Second quarter and half year results	16
Exploration and Evaluation expenses	16
Lib Anode Plant project expenses	17
General and administrative expenses	18
Net financial costs	18
Liquidity and funding	19
Operating activities	20
Investing activities	20
Financing activities	20
Additional information	20
Related party transactions	20
Off-balance sheet transactions	21
Critical accounting estimates, new accounting policies, judgements and assumptions	21
Contractual obligations and commitments	21
Capital structure	21
Subsequent events to June 30, 2021	21
Continuous disclosure	21

Management Discussion and Analysis	1

Preamble

This Management Discussion and Analysis (“MD&A”) dated August 12, 2021, has been prepared according to Regulation 51-102 of the continuous disclosure requirements and approved by the Board of Directors of Nouveau Monde Graphite Inc. (“the Company” or “Nouveau Monde”).

This MD&A should be read in conjunction with the Company’s condensed consolidated interim unaudited financial statements for the three and six-month periods ended June 30, 2021, and the consolidated audited financial statements for the years ended December 31, 2020, and 2019 and related notes included therein. The Company’s condensed consolidated interim unaudited financial statements have been prepared in compliance with the International Financial Reporting Standards (“IFRS”) published by the International Accounting Standards Board (“IASB”) including IAS 34 Interim Financial Reporting. All monetary amounts included in this MD&A are expressed in thousands of Canadian dollars (“CAD”), the Company’s reporting and functional currency, unless otherwise noted.

Period covered

This MD&A report is for the three and six-month periods ended June 30, 2021, with additional information up to August 12, 2021.

Cautionary statement regarding forward looking information

All statements, other than statements of historical fact, contained in this MD&A including, but not limited to, those relating to (i) management’s belief that the Company has sufficient funds to meet its obligations and planned expenditures for the ensuing twelve months as they fall due, (ii) the Company’s ability to secure additional financing in the future to complete the construction and commissioning of its projects and meet its financial needs, (iii) the “Value Proposition” paragraph which essentially describes the Company’s outlook and objectives, (iv) the development plans and timeline for the projects and specialty products, (v) the results and operational highlights of the feasibility study covering the West Zone deposit of the Tony Claim Block, (vi) the updated pit constrained Mineral Resource Estimate, (vii) the project timeline, (viii) the electrification strategy and its intended results, (ix) the benefits of the Atomic Layer Deposition-coating technologies (“ALD”) technologies, (x) the capacity and output of the projected manufacturing LiB Anode Plant project, (xi) the completion of the FEL-2, (xii) graphite demand growth and trends, (xiii) the expected unfolding of construction and commissioning as well as the anticipated start of production at the Company’s Matawinie and Bécancour projects and (xiii) any information as to the future plans and outlook for the Company, constitute ''forward-looking information'' or ''forward-looking statements'' within the meaning of certain securities laws, and are based on expectations, estimates and projections as of the time of this MD&A. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions may prove to be incorrect. Moreover, these forward-looking statements were based upon various underlying factors and assumptions, including the timely delivery and installation of the equipment supporting the production, the Company’s business prospects and opportunities and estimates of the operational performance of the equipment, and are not guarantees of future performance.

The words "anticipates", ''plans'', ''expects'', "indicate", "intend", ''scheduled'', ''estimates'', ''forecasts", "guidance", "initiative", "outlook", "potential", "projected", "pursue", "strategy", "study", "targets", or ''believes'', or variations of or similar such words and phrases or statements that certain actions, events or results ''may'', ''could'', ''would'', or ''should'', ''might'', or "way forward", ''will be taken'', ''will occur'' or ''will be achieved'' and similar expressions identify forward-looking statements.

Management Discussion and Analysis	2

Forward-looking information and statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking information and statements. Risk factors that could cause actual results or events to differ materially from current expectations include, among others, delays in the scheduled delivery times of the equipment, the ability of the Company to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability of financing or financing on favorable terms for the Company, the dependence on commodity prices, the impact of inflation on costs, the risks of obtaining the necessary permits, the operating performance of the Company’s assets and businesses, competitive factors in the graphite mining and production industry, changes in laws and regulations affecting the Company’s businesses, political and social acceptability risk, environmental regulation risk, currency and exchange rate risk, technological developments, the impacts of the global COVID-19 pandemic and the governments’ responses thereto, and general economic conditions, as well as earnings, capital expenditure, cash flow and capital structure risks and general business risks. Unpredictable or unknown factors not discussed in this Cautionary Statement could also have material adverse effects on forward-looking statements.

Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. Readers are cautioned not to place undue reliance on these forward-looking statements as a number of important risk factors and future events could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates, assumptions and intentions expressed in such forward-looking statements. Such risk factors are more particularly set out hereinafter, under the section titled “Risks” of this MD&A. The Company disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

The Company

Corporate structure

The Company was established on December 31, 2012, under the Canada Business Corporations Act. Nouveau Monde’s registered office is located at 481 Brassard Street, Saint-Michel-des-Saints, Québec, Canada, J0K 3B0.

The Company’s shares are listed under the symbol NMG on the New York Stock Exchange (“NYSE”), NOU on the TSX Venture Exchange, and NM9A on the Frankfurt Stock Exchange.

As at June 30, 2021, the difference between the Company’s current assets and currents liabilities was $81,857 and the Company had an accumulated deficit of $97,322, and had incurred a loss of $12,878 and $20,322 for the three and six-month periods then ended. Current assets included current tax credits receivable of $3,958 and cash of $86,457.

With the financing completed in the first half of 2021, management believes that the Company has sufficient funds to meet its obligations and planned expenditures for the ensuing twelve months as they fall due. In assessing whether the going concern assumption is appropriate, management considers all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. The Company’s ability to continue future operations and fund its exploration, evaluation and development activities is dependent on management’s ability to secure additional financing in the future, which may be completed in several ways including, but not limited to, a combination of strategic partnership, project debt finance, offtake financing, royalty financing and other capital markets alternatives. Management will pursue such additional sources of financing when required, and while management has been successful in securing financing in the past, there can be no assurance it will be able to do so in the future or that these sources of funding or initiatives will be available for the Company or that they will be available on terms which are acceptable to the Company.

Management Discussion and Analysis	3

Although management has taken steps to verify the ownership rights in mining properties in which the Company holds an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the title property for the Company. The title may be subject to unregistered prior agreements and may not comply with regulatory requirements.

Value proposition

Nouveau Monde is striving to become a key contributor to the sustainable energy revolution. The Company is working towards developing a fully integrated source of green battery Anode material in Québec, Canada. Targeting commercial operations by 2023, the Company is developing advanced carbon-neutral graphite-based material solutions for the growing lithium-ion and fuel cell markets. With projected low-cost operations and high environmental, social & governance (“ESG”) standards, Nouveau Monde aspires to become a strategic supplier to the world’s leading battery and automobile manufacturers, providing high performing and reliable advanced materials while promoting sustainability and supply chain traceability.

Vision	Drive the transition to a green future through sustainable Zero-Carbon SolutionsTM.

Mission	Provide the greenest advanced graphite materials with a carbon-neutral footprint for a sustainable world.

Values	Safety, responsibility, openness, integrity and entrepreneurial spirit.

Responsibilities

Human capital

The Company is committed to providing a safe work environment to its staff and business partners. No incidents occurred during the three-month period ended June 30, 2021. Nouveau Monde had an Occupational Safety and Health Administration (“OSHA”) Recordable Incident Rate of 2.61 as a result of an incident at the demonstration plant in the first quarter of 2021.

̶	In response to the situation, the Company carried out a risk analysis, corrected work procedures, modified the equipment in cause in the incident and conducted a safety awareness session with operators.

In relation to the COVID-19 pandemic, Nouveau Monde has implemented preventive measures and strict work protocols to provide a safe environment to its employees, contractors, and communities. The Company continuously tracks public health directives and adapts work procedures accordingly.

Management Discussion and Analysis	4

Focused on sustainable development, the Company has launched initiatives to train and hire local workers, particularly through the “Comité de formation de la main-d’oeuvre de la Haute-Matawinie”, which includes industrial, institutional and business partners who come together to share services.

̶	Diploma of Vocational Studies in Production Equipment Operation: Three cohorts of this on-the-job training program leading graduates to a position as an operator at the Matawinie ore concentrator plant have now been launched; a fourth is currently being recruited. There is significant interest in the region to support multiple cohorts and develop a skilled workforce in anticipation of the commercial mining operations.

̶	Mining and Logging Essentials: This sociovocational integration program is for members of the Atikamekw communities and aims to reinforce the employability of Indigenous workers. Program enrollments were completed early in 2020; the launch is paused until the COVID-19 situation enables easier movements between the Manawan and Saint-Michel-des-Saints communities.

As the Company advances the Matawinie mine project and the Bécancour LiB Anode Plant, recruitment of key personnel continues both at the operational and corporate levels.

Environment

The Company plans to develop its projects to extract and transform natural graphite while limiting its environmental footprint. Dedicated to stringent sustainable development standards, Nouveau Monde is committed to adopting a fully electric operating model. By leveraging Québec’s renewable hydropower, the Company plans to produce carbon-neutral graphite-based solutions for the booming battery markets supporting the energy transition.

On April 15, 2019, the Company officially filed its Environmental and Social Impact Assessment (“ESIA”) for the Matawinie mine project with the Government of Québec, an important step in the project’s analysis and authorization. The Government of Québec issued a notice of admissibility for the ESIA of the Matawinie project, following its analysis by 25 provincial agencies and ministries. Subsequently, the Ministère de l’Environnement et de la Lutte contre les changements climatiques (“MELCC”) gave the Bureau d’audiences publiques sur l’environnement (“BAPE”) the mandate to launch a public consultation. Public hearings held in January and February 2020 informed the commission’s report, which was tabled in June 2020 (see press release dated June 26, 2020).

̶	The Commission recognized the economic justification, environmental innovations, integration measures and social benefits associated with the mining project and identified avenues for enhancement.

̶	Following a rigorous environmental review, the Québec Government issued a ministerial decree on February 10, 2021, authorizing Nouveau Monde’s Matawinie mining project for a 100,000-tpa high-purity graphite concentrate production.

To protect the environment and the well-being of the community, Nouveau Monde has developed an environmental surveillance and monitoring program to oversee the construction, operation and closure activities of the Matawinie project.

Mine tailings represent a significant environmental responsibility. Nouveau Monde has put forward innovative design criteria by prioritizing the desulphurization of tailings, the gradual backfilling of the pit, and the co-disposal of waste rock and tailings. An experimental cell was built during the third quarter of 2020 to demonstrate in real conditions the performance of this innovative environmental method. Field scale cells were built to calibrate the parameters with respect to performance of the tailings co-disposal objectives design including preventing sulfide oxidation and mine water contamination. The field test cells are instrumented to study their geochemical behavior under real conditions with sensors monitoring oxygen, water, and temperature. The Company’s Environment Team monitors the evolution of these parameters, thus supporting the optimization of tailings deposition plans of the future commercial mine.

Management Discussion and Analysis	5

Carbon neutrality

Taking responsibility for its entire organizational GHG footprint, the Company has taken concrete steps to avoid, reduce, and fully offset its emissions by committing to a tailor-made Climate Action Plan (see press release dated April 13, 2021). Nouveau Monde is utilizing carbon credits in compliance with the CSA Clean Projects Registry to compensate its entire historic emissions and confirm its “carbon-neutral status”.

̶	The Company has partnered with Québec-based experts NEL-i to develop one of the largest carbon offsetting projects in Eastern Canada to secure future supply of carbon credits for the Matawinie mine as well as the Bécancour Anode material plant.

̶	Nouveau Monde’s R&D team is developing innovative projects for effective carbon storage solutions that can potentially extend beyond the Company’s own needs. Nouveau Monde intends to supply any such excess carbon credits to third parties.

Societal

The Matawinie graphite mine project is located in the municipality of Saint-Michel-des-Saints, founded in 1863, in the Lanaudière region. The main industries in the Upper Matawinie region are recreation and forestry. In keeping with its environmental and ethical development goals, the Company has launched many initiatives since the Matawinie graphite deposit was discovered in 2015 to align the project with the realities, concerns and values of the local community:

̶	over 70 information events, including public sessions and open-house events, to establish open and constructive dialogue with local organizations, residents, cottage owners, and members of First Nations;

̶	creation of a stakeholder committee (2017) to build trust with stakeholders throughout the mining development process and integrate concerns and expectations in the project design.

̶	consultations as part of the ESIA to analyze resident perspectives and identify mitigation or enhancement measures;

̶	a pre-development agreement with the Atikamekw First Nation (2019), i.e. the Conseil des Atikamekw de Manawan and the Conseil de la Nation Atikamekw, to provide a guideline for negotiating an Impact and Benefit Agreement for the Matawinie project;

̶	a collaboration and benefit-sharing agreement with the municipality of Saint-Michel-des-Saints (2020) to set out a concrete social, economic and environmental development partnership through financial and participatory mechanisms; and

̶	surveys to measure social license conducted in 2018 and 2019 among residents of Saint-Michel-des-Saints and Saint-Zénon, which showed a high and stable rate of support for the project: 83% (2018) and 82% (2019).

The LiB Anode Plant is located in Bécancour, Québec, founded in 1965 from an amalgamation of eleven municipalities, in the Centre-du-Québec region. From its original agricultural tradition, the community’s economy has shifted toward heavy industry and now counts one of the largest industrial parks in Canada and a deep-water international port on the St. Lawrence River.

Management Discussion and Analysis	6

Nouveau Monde strives to develop business activities that are supported by its communities and contribute to the overall development and advancement of the areas where it operates. Nouveau Monde is committed to continuing its tradition of listening and responding to community concerns and needs, creating well-paying jobs for the local communities to maximize local employment, be a leader in environmental stewardship, and invest in the region and province, through tax generation and the purchase of goods and services.

Business lines

Nouveau Monde is developing high-purity natural flake graphite as well as a line of specialty products ranging from expandable graphite (for industrial applications, such as an additive to roofing membranes and construction materials providing increased end-use safety) to spherical graphite, which is an essential component in all lithium-ion batteries used in electric vehicles, energy storage solutions and consumer technology applications such as 5G technologies.

The Company activities are focused on the Matawinie Mine project and the LiB Anode Plant, both of which are progressing concurrently toward commercial operations.

LiB Anode Plant Project
Phase 2 – LiB Anode Plant
Phase 1 – LiB Anode Demonstration Plants
Shaping Demonstration Plant	Since February 2020, the Company has been operating two commercial scale shaping units.
Purification Demonstration Plant	The purification demonstration unit is currently being deployed at a 2,000 tonnes per annum (“tpa”). Construction was completed in the second quarter; commissioning is being carried out.
Coating Demonstration Plant

The Company is currently in the detailed engineering phase and has initiated the procurement to build the first module of the Phase 1 with a 2,000 tpa capacity coating demonstration unit that is scheduled to be commissioned early in 2022.

Matawinie Mine Project
Phase 2 – Matawinie Mine	Construction of the facilities has started; commissioning of commercial operations (Phase 2) at the Matawinie Mine is scheduled for 2023.
Phase 1 – Matawinie Mine Demonstration Plant
Flake Demonstration Plant	Since September 2018, the Company has been operating a flake concentration demonstration plant.

Management Discussion and Analysis	7

Lib Anode Plant project

In the last year, the Company has made considerable progress with respect to its LiB Anode Plant project. The shaping equipment (phase 1) is producing spherical graphite and samples tested have attested to the performance of the secondary transformation process developed by Nouveau Monde (see press release dated February 26, 2020).

The Company is also leveraging its proprietary thermochemical purification process to complete its market offering of products with purity greater than 99.95%. On October 27, 2020, Nouveau Monde announced a five-year agreement with Olin Corporation (“Olin”) which covers the manufacturing space for operations, site services and the supply of certain raw materials to support the commercialization of Nouveau Monde’s advanced graphite materials.

̶	The Company’s first two commercial-scale pilot plant purification modules (phase 1) have been constructed within existing space at Olin’s Bécancour, Québec facility. Commissioning activities are currently underway. The scalable furnaces shall have a nameplate capacity of 2,000 tonnes purified battery-grade graphite per year.

Determined to develop the entire value chain from mine to anode material to provide a traceable and carbon-neutral source to battery manufacturers, Nouveau Monde is advancing with the deployment of its environmentally friendly coated spherical graphite anode material. The coating of spherical graphite is the last process step needed to complete the Company’s graphite-based product range for the EV and renewable energy sectors.

̶	Nouveau Monde has successfully completed the detailed engineering study for its Phase-1 2,000 tonnes per year coating production line. The first production is currently planned for Q1-2022 (see press release dated January 26, 2021).

̶	In addition, the Company has signed an important collaboration agreement for the use of Forge Nano’s proprietary ALD (see press release dated October 6, 2020). ALD technologies will enhance the performance of Nouveau Monde’s graphite as part of the lithium-ion battery system.

Nouveau Monde’s anode material has outperformed leading Asian commercial producers (see press release dated November 23, 2020). In a series of electrochemical tests performed by the National Research Council of Canada revealed that under the same conditions in half-button cell batteries, the reversible capacity (a measure of the energy density for performance) obtained with the Company’s anode material is 365 mAh/g compared with 360 mAh/g for the leading Asian standards. Further, the broader market minimum specification for reversible capacity is well below at only 350 mAh/g, highlighting the market opportunity for the Company.

In January 2021, Nouveau Monde purchased a 2 million-square-foot land in the Bécancour industrial park (see press release dated January 21, 2021), adjacent to Olin’s facility, to build an integrated manufacturing plant of anode material for lithium-ion batteries with a projected annual production volume of 45,000 tpa (phase 2). The property presents no environmental limitations for construction and offers all necessary infrastructure to have a safe and direct pipeline chemical supply from Olin as well as rail, port, and road for both importing raw materials and exporting final products throughout North America and Europe.

During the first quarter of 2021, the Company obtained the results of its Front-End Loading engineering analysis (“FEL-1”) for its large-scale lithium-ion active Anode material facility (“Bécancour LiB Anode Plant”). The Bécancour LiB Anode Plant project is designed to receive approximately 60 kilotonnes per annum (“ktpa”) of flake graphite from Nouveau Monde’s Matawinie mine, or from alternative third-party sources of supply deemed suitable, to be transformed into approximately 42 ktpa of Anode material, 3 ktpa of purified flakes and 14 ktpa of micronized graphite representing a valuable process by-product.

Management Discussion and Analysis	8

̶	The FEL-1 includes a review of all environmental regulations and permits, the project schedule, product specifications definition, stakeholders’ analysis, the capital expenditure budget, and projected operating costs.

̶	Given the favorable economics revealed in the FEL-1, Nouveau Monde has commenced a Front-End Loading feasibility engineering analysis (“FEL-2 & 3”) with the goal to be completed in H1-2022. The study is expected to cost approximately $11.5 million.

̶	Engineering firm BBA has been awarded the mandate to complete a definitive feasibility study for the 45,000 tpa Phase 2 Bécancour battery anode plant, building on the company’s FEL-1 Scoping study (see press release dated June 8, 2021).

Matawinie Mine project

The Matawinie property includes 319 mining claims covering 17,585 hectares, in which the Company owns a 100% interest. The Tony Claim Block is located approximately 150 km north of Montreal, Québec, Canada, in Saint-Michel-des-Saints. This block is easily accessible via existing forest roads and is close to high-quality infrastructure, including paved roads and high-voltage power lines. The regional community has an abundance of skilled laborers who are available following the permanent cessation of many forestry activities. The project is located close to the Montréal metropolitan area, which also has a considerable pool of nearby labor and suppliers of goods and services.

On October 25, 2018, the Company announced the results of a feasibility study (“FS”) covering the West Zone deposit of the Tony Claim Block, which is part of its Matawinie graphite property. The FS performed by Met-Chem/DRA, in compliance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), demonstrated the project’s economic potential:

̶	pre-tax net present value (“NPV”) of $1.287 billion at an 8% discount rate;

̶	after-tax NPV of $751 million at an 8% discount rate;

̶	pre-tax internal rate of return (“IRR”) of 40.6%;

̶	after-tax IRR of 32.2%;

̶	life of mine (“LOM”) of 25.5 years;

̶	mine pay back estimated at 2.2 years (pre tax);

̶	mine pay back estimated at 2.6 years (after tax);

̶	initial capital costs (“Capex”) of $276 million (including contingency of $31.5 million);

̶	operating expenditures (“Opex”) of $499 per tonne of concentrate;

̶	average sales price of graphite concentrate at US$1,730 per tonne; and

̶	USD/CAD conversion rate of 1.307.

Operational highlights of the FS include:

̶	average annual full production of 100,000 tonnes of graphite concentrate;

̶	a Probable reserve of 59.8 million tonnes at a 4.35% Cg average grade contained in the mineralization;

̶	graphite milling recovery above 94%;

̶	finished product / concentrate purity above 97% Cg; and

̶	stripping ratio (LOM) of 1.06:1

Management Discussion and Analysis	9

Resource

In March 2020, the Company published an updated pit-constrained Mineral Resource Estimate (the “Current Resource”) for its West Zone deposit, located in the Tony Claim Block part of its Matawinie graphite property (see press release dated March 19, 2020). The Mineral Resource Estimate includes a 25.6% increase in the combined Measured and Indicated Mineral Resource categories with a minimal change to the new resource pit footprint and mineralization that remains open at depth and both to the north and south. This update follows a drilling campaign completed in the fall of 2019 (see press release dated December 3, 2019).

The Current Resource is summarized below and compared to the previous pit-constrained Mineral Resource Estimate (the “Previous Resource”) published in a press release dated June 27, 2018.

Pit-Constrained Mineral Resource Estimate for the West Zone (1)

RESOURCE CATEGORY [2]	CURRENT RESOURCE (March 19, 2020) [8]			PREVIOUS RESOURCE (June 27, 2018) [8]
	Tonnage (Mt) [5,7]	Grade (% Cg) [3]	Cg (Mt)	Tonnage (Mt) [5,7]	Grade (% Cg) [3]	Cg (Mt)
Measured	24.5	4.27	1.05	0	0	0
Indicated	95.8	4.26	4.08	95.8	4.28	4.10
Measured + Indicated [9]	120.3	4.26	5.13	95.8	4.28	4.10
Inferred [4]	4.5	4.43	0.20	14.0	4.19	0.59
1.	The mineral resources provided in this table were estimated using current Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards on Mineral Resources and Reserves, Definitions and Guidelines.
2.	Mineral resources are not to be considered mineral reserves as their economic viability has not been demonstrated. Additional drilling and/or trenching will be required to convert Inferred and Indicated Mineral Resources to Indicated and Measured Mineral Resources.
3.	All analyses used for the Resource Estimates were performed by ALS Minerals Laboratories and delivered as graphitic carbon (“% Cg”), internal analytical code C-IR18.
4.	Inferred Mineral Resources represent material that is considered too speculative to be included in economic evaluations. Additional drilling and/or trenching will be required to convert Inferred Mineral Resources to Indicated or Measured Mineral Resources.
5.	Current Resource effective as of March 19, 2020; detailed scientific and technical information can be found in the Company’s March 19, 2020 announcement titled: Nouveau Monde Announces Updated Resource Estimate and Increases Combined Measured & Indicated Resources by 25 % to 120.3 Mt @ 4.26 % Cg.
6.	Previous Resource published June 27, 2018; detailed scientific and technical information can be found in the Company’s announcement titled; Nouveau Monde Increases Its Indicated Resources to 95.8MT at a Grade of 4.28% CG for its West Zone Graphite Deposit - Matawinie Property.
7.	The Current and Previous Mineral Resources are stated at a cut-off grade of 1.78% Cg.
8.	The standards used for this Resource Update are the same standards produced over the course of the Prefeasibility Study (results published June 27, 2018). The difference between the Current and Previous Resources comes from new drilling done in 2019 mainly in the south-west sector of the deposit and from deep drilling.
9.	Mineral Resource tonnage, grade and quantity have been rounded to reflect the accuracy of the estimate, and the totals therefore may not represent the exact sums of their components. The Mineral Reserve Estimate has an effective date of May 7, 2019. Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resource will be converted into mineral reserve.

Management Discussion and Analysis	10

Open-Pit Mineral Reserves Estimate for the West Zone (1)

RESERVE CATEGORY [2]	CURRENT RESERVE (July 10, 2018) [6]
	Tonnage (Mt) [4,5]	Grade (% Cg) [3]	Cg (Mt)
Proven	0	0	0
Probable [2]	59.8	4.35	2.52
Proven & Probable [5]	59.8	4.35	2.52
1.	The mineral reserves provided in this table were estimated using current Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards on Mineral Resources and Reserves, Definitions and Guidelines.
2.	The Mineral Reserves are the Measured and Indicated Mineral Resources that have been identified as being economically extractable and which incorporate mining losses and the addition of waste dilution as set out in detailed scientific and technical information in the NI 43-101 technical report dated July 10, 2018, titled “NI 43-101 Technical Feasibility Study Report for the Matawinie Graphite Project” that was filed with the securities regulatory authorities in each of the provinces of Canada on December 10, 2018.
3.	The cut-off grade for the open pit Mineral Reserves is 2.20 % Cg.
4.	Graphite tonnage is based on an average graphite recovery of 94% and concentrate product purity of 97%.
5.	The open pit design includes 59.8 Mt of Probable Mineral Reserves at a diluted grade of 4.35% Cg. In order to access these reserves, 13.2 Mt of overburden and 50.0 Mt of waste rock will need to be removed. This results in a LOM stripping ratio of 1.06 to 1 (waste/ore).
6.	Detailed scientific and technical information on the Matawinie Graphite Project can be found in the NI 43-101 technical report dated July 10, 2018, titled “NI 43-101 Technical Feasibility Study Report for the Matawinie Graphite Project” that was filed with the securities regulatory authorities in each of the provinces of Canada on December 10, 2018.

Matawinie Mine Demonstration Plant (phase 1)

Since the third quarter of 2018, the Company has been operating a demonstration plant in Saint-Michel-des-Saints to support its business strategy and notably to:

̶	qualify the Company’s graphite products and establish a sales record;

̶	test and improve processes for commercial operations;

̶	test new innovative technologies of tailings management and site restoration; and

̶	train employees and promote future employment opportunities to local labor.

Several hundred tons of graphite concentrate have been produced so far with the materials extracted from the West Zone Deposit of the Matawinie graphite property with grades between 94-98% Cg (as per technical requirements).

Matawinie Mine (phase 2)

The ministerial decree authorizing the project (see press release dated February 10, 2021) now supports the technical feasibility and commercial viability of the Matawinie Mine and provides Nouveau Monde with the final design parameters to launch the construction activities, subject to additional financing. Through an innovative coordination table set up by the Québec Government, Nouveau Monde has worked collaboratively with various authorities to prepare the permitting process.

The detailed engineering and procurement services for the construction of the graphite mine and concentrator continue to progress with the technical team.

̶	Tier-1 supplier Metso Outotec has been retained for procurement of the process equipment chain as well as services promoting design and integration efficiencies.

Nouveau Monde started early works in April 2021 to prepare the site for the mine industrial platform and the access road connecting the project to the local highway.

Management Discussion and Analysis	11

̶	Tree clearing was completed before the nesting season to limit impacts to avifauna. Wood harvested as part of the preliminary works is being transformed by regional sawmills and wood product manufacturers to optimize carbon sequestration and local economic benefits.

̶	On-site construction work started in July 2021 to build the access road. The pragmatic 30-month construction timeline places project commissioning activities and start-up of commercial production in 2023, in time to meet the growing demand of battery manufacturers.

As part of its electrification strategy, the Company is committed to having both its heavy equipment used for mining operations and its ore concentration and processing activities become fully electric within the first five years of production. This operating model, which would make it one of the first all-electric open-pit operations in the world, represents a potential reduction of over 300,000 tonnes of CO2 emissions over the mine’s lifespan as well as a significant advantage over peers globally.

Following its international call for pre-qualification as part of its procurement process for its all-electric fleet and charging infrastructure, Nouveau Monde signed an agreement with Caterpillar Inc. on June 22, 2021.

̶	Caterpillar will develop, test and produce Cat® “zero-emission machines” for the Matawinie Mine project with a view to becoming the exclusive supplier of an all-electric mining fleet for deployment at Nouveau Monde’s Matawinie mine by 2028.

Nouveau Monde has been selected as the first mining partner of the Canadian and Quebec governments as they roll out their electrification strategy (see press release dated November 2, 2020). Through a collaborative endeavor bringing together research and industry leaders, the Company also supports the development and testing of electric systems and rapid recharging infrastructure for heavy vehicles adapted to open-pit mining.

Furthermore, the Company has mandated Hydro-Québec, the state-owned corporation that produces, transports, and delivers power, to develop, install and operate a 120-kV electrical line that will supply the mine site and help meet its carbon-neutrality target. A dedicated line will connect the Matawinie project mine and concentrator to Hydro-Québec’s hydropower network that will enable the full electrification of its operations (see press release dated April 15, 2020).

Commercial strategy

Sales

Following intensified marketing and technical sales activities, Nouveau Monde secured sales agreements on North American, European, and Asian markets for hundreds of tonnes of high-quality graphite, produced from the Company’s demonstration plant (see press release dated September 24, 2020).

̶	The basket price received per tonne of flake graphite has been in excess of US$1,500 per tonne, excluding the downstream LiB Anode Plant.

̶	The Company is currently under several NDAs with major electric vehicle OEMs qualifying its carbon-neutral advanced materials for lithium-ion batteries.

As commercial discussions intensify with European automakers for Nouveau Monde’s battery anode material, the Company announced the opening of a London-based sales office to readily respond to the growing enquiries from local customers and stakeholders (see press release dated November 5, 2020).

On February 14, 2019, the Company entered into a Binding Offtake and Joint Marketing Agreement with Traxys for flake graphite concentrate to be produced at the Company’s Saint-Michel-des-Saints operation.

Management Discussion and Analysis	12

̶	Traxys will market flake graphite concentrate from the Company’s currently operating graphite demonstration plant for customer product prequalification purposes.

̶	For each of the first five years of the Company’s commercial production, 25,000 tonnes of flake graphite product will be sold through Traxys by Nouveau Monde.

̶	Traxys will have the exclusive right to market, distribute and resell the flake graphite products to its customer base.

Partnerships, research and development

The Company has partnered with Hydro-Québec to research and develop graphite anode material for lithium-ion batteries (see press release dated May 17, 2018). A world-renowned innovation hub, Hydro-Québec’s Center of Excellence in Transportation Electrification and Energy Storage is developing some of the world’s most advanced battery material technologies for electric vehicles and other energy storage applications. Through the partnership, Hydro-Québec’s impressive intellectual property portfolio (over 2,000 patents) and leading-edge facilities provide a springboard for Nouveau Monde’s technological developments and commercialization activities.

̶	Nouveau Monde also holds an operating license to commercialize Hydro-Québec’s battery material technologies and position the province of Québec in the lithium-ion battery value chain.

The Company also maintains a portfolio of research and development projects to refine its line of specialty products based on market demands and innovations.

̶	Nouveau Monde is working with materials engineering expert Philippe Ouzilleau, a professor at McGill University, and his research team to develop new types of precursors and coating technologies to reduce the environmental footprint of its graphite advanced products, optimize production costs, and improve the properties for existing performance (see press release dated January 26, 2021).

Nouveau Monde has signed a collaboration agreement with Lithion Recycling (“Lithion”) for the recovery and value-added transformation of recycled graphite for reuse as anode material for lithium-ion batteries (see press release dated June 10, 2021). The partnership aims at leveraging Nouveau Monde’s and Lithion’s proprietary processes and expertise to promote graphite circularity and better position both companies in the evolving global market.

Market update

Global market parameters and trends remain very attractive as economies transition to a post-COVID era and western governments invest in stimulus packages, particularly in cleantech and electrification. With China being the only producer of purified spherical graphite, the current situation has reinforced the need for local and resilient supply chains. Nouveau Monde is set to become the only fully integrated source of green battery anode material in the Western World, benefiting in this respect.

̶	Currently, lithium-ion battery plants under construction in North America and Europe account for approximately 1,010 GWh of capacity (Benchmark Mineral Intelligence, May 2021). As the number of battery megafactories increases, graphite demand is forecasted to grow over 410% by 2030.

Technological trends and new GHG policies have pushed the graphite market, mainly with regard to lithium-ion batteries and fuel-cell technologies, into an accelerated growth curve. Benchmark Mineral Intelligence forecasts that demand for natural graphite will exceed supply, creating a deficit market starting in 2023.

̶	On the heels of the European Union, China and Canada’s own declarations, the U.S. has identified graphite as a strategic mineral for economic growth and national security as per the Presidency Executive Order on “Addressing the Threat to the Domestic Supply Chain from Reliance on Critical Minerals from Foreign Adversaries” dated September 30, 2020.

Management Discussion and Analysis	13

̶	Canada has now outlined partnerships with both the European Union and the U.S. to secure supply chains and encourage market diversification from China’s raw materials.

Concurrently to exponential demand, there is increased focus on carbon neutrality in the market to cater to consumers’ green expectations and governments’ more stringent environmental regulations. Nouveau Monde is ideally positioned to respond to this growing trend thanks to its green, carbon-neutral and traceable materials.

Administration and governance

During the second quarter of 2021, Nouveau Monde completed an underwritten public offering of its common shares for aggregate gross proceeds of $72.9 million (see press release dated June 23, 2021). This financing was subsequently complemented by a private placement of $18.3 million with Investissement Québec, acting as mandatary for the government of Québec, subscribing for the full amount which closed on July 23, 2021 (see press release dated July 23, 2021).

During the first quarter of 2021, the Company raised approximately $22 million through a bought deal public offering with BMO Capital Markets (see press release dated January 20, 2021) and a non-brokered private placement with institutional investors (see press release dated February 12, 2021).

During March 2021, the Company received $1.35 million as part of a repayable contribution agreement with Canada Economic Development for Quebec Regions. This contribution agreement bears no interest and will be repayable in 60 equal monthly installments starting September 2023.

During the first quarter of 2021, the Company received $17.6 million from the exercise of previously issued warrants.

On January 25, 2021, Nouveau Monde issued an aggregate of 76,635 common shares of its share capital at a price of $10.40 per common Share, in settlement of interests owed on a secured convertible bond in the principal amount of $15 million issued by the Company to Pallinghurst Graphite Limited (“Pallinghurst”).

On March 22, 2021, Sustainable Development Technology Canada increased its grant contribution related to the construction of its purification processing facility of $223, bringing the total amount of the contribution to $4.7 million. The initial grant agreement was secured in August of 2019 (see press release dated August 20, 2019).

Leadership

The Company’s management team and Board of Directors recognize the value of good corporate governance and the need to adopt best practices in terms of social, economic and environmental responsibility. The Company’s declaration of ethical values and sustainable development policy can be found on Nouveau Monde’s website.

The Company’s directors have vast expertise in mining development and exploration; health, environment and safety; legal and intellectual property; finance, investor relations and financing; business administration and corporate governance; technology development and innovation; sustainability, diversity and inclusion; manufacturing and construction; indigenous relations; as well as sales and marketing.

Management Discussion and Analysis	14

̶	On April 1, 2021, Nouveau Monde appointed Dr. Jürgen Köhler – a global industry expert and the former CEO of a world-leading advanced graphite materials company – to its Board of Directors (see press release dated April 6, 2021).

̶	On May 13, 2021, the Company nominated Andrew Willis to its Board of Directors, enhancing internal expertise in international finance.

̶	At the Company’s Annual General and Special Meeting of Shareholders, shareholders re-elected all nine nominated directors to the Board (see press release dated June 29, 2021).

To reflect the development and growth nature of the Company, the Board of Directors recently reorganized its committees to enhance governance practices. The following committees now support the Board of Directors’ activities: the Audit Committee; the Human Resources, Nomination and Remuneration Committee; the Governance, Compliance and Legal Committee; the Safety, Health and Well-Being Committee; the Project and Development Committee; as well as the ESG, Community, Sustainability and Diversity Committee.

Risks

The Company operates in an industry that contains various risks and uncertainties. For a more comprehensive discussion of these inherent risks, see “Risk Factors”’ in the Company’s recent Annual Information Form and its Prospectus Supplement No 1 on file with the Canadian provincial securities regulatory authorities and on SEDAR.

Quarterly results

During the three-month period ended June 30, 2021, the Company recorded a net loss of $12,878 ($4,007 for three-month period ended June 30, 2020) and a net loss per share of $0.34 ($0.15 for three-month period ended June 30, 2020).

Description	Q2-2021 (note a) $	Q1-2021 (note b) $	Q4-2020 $	Q3-2020 (note c) $
Revenue	-	-	-	-
Net loss	(12,878)	(7,444)	(8,229)	(501)
Loss per share	(0.34)	(0.22)	(0.31)	(0.02)

Description	Q2-2020 $	Q1-2020 $	Q4-2019 $	Q3-2019 $
Revenue	-	-	-	-
Net loss	(4,007)	(5,240)	(5,956)	(4,331)
Loss per share	(0.15)	(0.20)	(0.26)	(0.17)

a)	The net loss in Q2-2021 increased by $5.4M compared to the Q1-2021 mainly due to non-cash share-based compensation expenses arising from the grant of options to key management personnel.

Management Discussion and Analysis	15

b)	The net loss in Q1-2021 is $785 lower compared to the Q4-2020 mainly due to the capitalized expenditures in Q1-2021, in connection with the coating demonstration plant, laboratory, and shaping projects. Additionally, there were lower expenditures related to the flake demonstration plant in Q1-2021.

c)	The net loss observed in the third quarter of 2020 is much lower than the net loss of the third quarter of 2019 due to the net smelter royalty transaction that has been concluded with Pallinghurst group.

Second quarter and half year results

Exploration and Evaluation expenses

	For the three-month periods ended		For the six-month periods ended
Description	June 30, 2021 $	June 30, 2020 $	June 30, 2021 $	June 30, 2020 $
Wages and benefits (a)	805	265	1,589	989
Share-based compensation	204	168	204	191
Engineering (b)	632	1,098	1,802	2,220
Professional fees (c)	95	118	127	332
Materials, consumables, and supplies (d)	416	284	479	642
Subcontracting	248	209	641	774
Geology and Drilling expenses	72	80	114	194
Utilities	81	80	172	234
Depreciation and amortization	54	93	107	185
Other	32	39	76	167
Grants	(36)	-	(36)	-
Tax credits (e)	(104)	(401)	(268)	(798)
Exploration and Evaluation Expenses	2,499	2,033	5,007	5,130

a)	The increase of $540 and $600 for the wages and benefits for the three and six-month periods ended June 30, 2021, is mainly due to a temporary closure of the demonstration plant that occurred in the second quarter of 2020 due to Covid-19 which translated into temporary layoffs of workers and decreased the wages and benefits expense in that period combined with an increase in headcount in the first six months of 2021 compared to the same period in 2020.

b)	The decrease of $466 and $418 for engineering fees for the three and six-month periods ended June 30, 2021, is due to the start of the capitalization of detailed engineering expenses that relates to the development of the Matawinie Mine and concentrator project subsequent to April 1, 2021.

c)	The decrease in professional fees of $205 for the six-month period ended June 30, 2021, is mainly due to services rendered in connection with the public hearing (BAPE).

d)	The decrease in materials, consumables, and supplies of $132 and $163 for the three and six-month periods ended June 30, 2021, is due to lower rental fees that occurred for a crusher, partially offset by higher consumption of spare parts for the demo plant.

Management Discussion and Analysis	16

e)	The decrease in tax credits of $297 and $530 for the three and six-month periods ended June 30, 2021, is mainly due to a decrease in geological and drilling activities, which reduces the eligible Canadian exploration costs.

Lib Anode Plant project expenses

For the three-month periods ended			For the six-month periods ended
Description	June 30, 2021 $	June 30, 2020 $	June 30, 2021 $	June 30, 2020 $
Wages and benefits	185	105	312	298
Engineering (a)	492	574	558	1,319
Professional fees (b)	332	110	422	196
Materials, consumables and supplies (c)	125	1	301	7
Subcontracting (d)	49	71	89	234
Amortization	44	-	85	-
Other	13	47	16	59
Grants (e)	(332)	(216)	(592)	(869)
LiB Anode Plant project expenses	908	692	1,191	1,244

a)	The decrease of $761 in engineering expenses for the six-month period ended June 30, 2021, is due to the progress in the LiB Anode Plant, leading to the capitalization of engineering studies relating to the demonstration plant. In the first six months of 2020, the LiB Anode Plant project was still in the research phase, therefore all the engineering fees were expensed.

b)	The increase of $222 and $226 in Professional fees for the three and six-month periods ended June 30, 2021, is mostly explained by new research agreements signed during Q2-2021 in relation to the LiB Anode Plant project, compared to 2020.

c)	The increase of $124 and $294 for the three and six-months periods ended June 30, 2021, in materials, consumables, and supplies fees is due to new activities in connection with the LiB Anode Demonstration Plant in the first six months of 2021 as well as a temporary shutdown of the plant in Q2 2020 due to Covid-19.

d)	The decrease of $145 in subcontracting for the six-month period ended June 30, 2021, is mostly due to non recurrent external fees incurred in 2020 in relation to the shaping process.

e)	The decrease in grants of $277 for the six-month period ended June 30, 2021, is due to more expenditures eligible to grants being capitalized, therefore, a greater portion of the grants have been applied against those capitalized costs. The variation will move depending on the nature of the expenditures.

Management Discussion and Analysis	17

General and administrative expenses

For the three-month periods ended			For the six-month periods ended
Description	June 30, 2021 $	June 30, 2020 $	June 30, 2021 $	June 30, 2020 $
Wages and benefits (a)	933	287	2,193	849
Share-based compensation (b)	5,250	115	5,735	153
Professional fees (c)	1,072	198	2,204	499
Consulting fees	155	27	435	75
Travelling, representation and convention	79	49	205	176
Office and administration (d)	1,227	189	1,468	366
Stock exchange, authorities, and communication (c)	477	38	760	39
Depreciation and amortization	168	207	365	414
Other financial fees	9	27	17	59
General and administrative expenses	9,370	1,137	13,382	2,630

a)	The increase of $646 and $1,344 for the wages and benefits for the three and six-month periods ended June 30, 2021, is due to an increased headcount to support the Company’s growth phase, combined with an accounting provision related to taxable benefit fees on employees’ stock options that can be exercised as at June 30, 2021. The taxable benefit provision did not exist in the first six months of 2020 as the share price of the Company was less than the strike price of the options exercisable.

b)	There was an increase in share-based compensation expenses of $5,135 and $5,582 for the three and six-month periods ended June 30, 2021, mostly due to new options being granted to employees, directors, consultant and officers during the second quarter of 2021.

c)	The increase of $874 and $1,705 in Professional fees as well as $439 and $721 in stock exchange, authorities, and communication for the three and six-month periods ended June 30, 2021, is due to fees in connection with the NYSE listing that occurred in May 2021.

d)	The increase of $1,038 and $1,102 in office and administration fees for the three and six-month periods ended June 30, 2021 is mainly due to higher insurance fees.

Net financial costs

The increase of $554 in financial costs for the six-month period ended June 30, 2021, is mostly due to the accrued interest on the Convertible bond partially offset by the effect of an unrealized foreign currency exchange on cash in the second quarter of 2021.

Management Discussion and Analysis	18

Liquidity and funding

As at June 30, 2021, the difference between the Company’s current assets and currents liabilities was $81,857, including $86,457 in cash.

Liquidity risk is the risk that the Company encounters difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

The Company manages its liquidity risk by using budgets that enable it to determine the amounts required to fund its exploration, evaluation, and development expenditure programs. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital markets or other alternative forms of financing is hindered, whether as a result of a downturn in stock market conditions generally or related to matters specific to the Company. The Company has historically generated cash flow primarily from its financing activities.

As at June 30, 2021, all of the Company’s short-term financial liabilities in the amount of $13,591 ($10,587 as at December 31, 2020) have contractual maturities of less than one year and are subject to normal trade terms. The Company regularly evaluates its cash position to ensure preservation and security of capital as well as maintenance of liquidity.

With the financings completed in the first half of 2021, management believes that the Company has sufficient funds to meet its obligations and planned expenditures for the ensuing twelve months as they fall due.

					As at June 30, 2021
	Carrying amount	Contractual cash flow	Remainder of the year	Year 2022	Year 2023	2024 and forward
Account payables and accrued liabilities	13,011	13,011	13,011	-	-	-
Lease liabilities	2,488	2,995	261	434	415	1,885
Borrowings	2,062	2,079	98	208	225	1,548
Convertible bond	14,619	20,250	1,268	2,427	16,555	-

For the six-month period ended June 30, 2021, the Company had an average monthly cash expenditure rate of approximately $4,259 per month, including addition to property, plant and equipment, deposit to suppliers and all operating expenses. This expenditure rate can be adjusted to preserve liquidity. The Company anticipates it will continue to have negative cash flow from operating activities in future periods at least until commercial production is achieved and additional financing will be needed to bring the Matawinie Mine and the Bécancour Commercial Plant to commercial production.

Management Discussion and Analysis	19

CASH FLOWS PROVIDED BY (USED IN)	For the six-month period ended June 30, 2021 $	For the six-month period ended June 30, 2020 $
Operating activities before the net change in working capital items	(13,088)	(8,134)
Net change in working capital items	(697)	2,390
Operating activities	(13,785)	(5,745)
Investing activities	(11,767)	(617)
Financing activities	106,914	3,346
Effect of exchange rate changes on cash	575	-
Increase (decrease) in cash and cash equivalents	81,937	(3,016)

Operating activities

For the six-month period ended June 30, 2021, cash outflows from operating activities totalled $13,785, while there were $5,745 of cash outflows for the same period in 2020. The cash outflows were higher due to the decrease in the working capital of $3,087, combined with a greater net loss as described in the above section. Further details regarding the net change in working capital are provided in note 15 of the condensed consolidated interim financial statements.

Investing activities

For the six-month period ended June 30, 2021, cash used in investing activities totalled $11,767 whereas for the same period in 2020 investing activities were of $617. The major variance is explained by the progress of the LiB Anode Plants construction in Bécancour, combined with the start of the construction development phase of the Matawinie mine in the second quarter of 2021.

Financing activities

For the six-month period ended June 30, 2021, the Company had net cash receipts related to financing activities of $106.9M, mainly due to the public offering following its listing on the NYSE of $72.9M, combined with the private placement offering and bought deal public offering of $23M, and $17.6M related to warrants exercised in the first quarter of 2021.

Additional information

Related party transactions

During the three and six-month periods ended June 30, 2021, share-based compensation expenses for directors and officers totalled $5.1M and $5.5M (three and six-month periods ended June 30, 2020: nil).

In January 2021, the Company issued 76,635 shares in repayment of accrued interests of $797 as at December 31, 2020 on the convertible bond concluded with Pallinghurst.

Pallinghurst purchased 237,932 common shares as part of the financing closed on January 20,2021, 79,311 common shares as part of the financing closed on February 12,2021 and 66,666 common shares as part of the financing closed on June 23, 2021 (see note 10.1).

Management Discussion and Analysis	20

Investissement Québec, acting as mandatory for the Government of Quebec, purchased 317,241 common shares as part of the financing closed on February 12, 2021.

During the three and six-month periods ended June 30, 2021, the Company had accrued interests payable to Pallinghurst of $593 and $1,158 (three and six-month periods ended June 30, 2020: nil).

Off-balance sheet transactions

There are no off-balance sheet transactions.

Critical accounting estimates, new accounting policies, judgements and assumptions

Refer to note 3 and 4 in the condensed consolidated interim financial statements and note 4 and 6 in the Company’s audited consolidated financial statements as at December 31, 2020.

Contractual obligations and commitments

Refer to note 18 in the condensed consolidated interim financial statements.

Capital structure

As at August 12, 2021
Common shares	47,008,895
Convertible bond	7,500,000
Options	2,773,750
Total common shares fully diluted	57,282,645

Subsequent events to June 30, 2021

Refer to note 19 in the condensed consolidated interim financial statements.

Continuous disclosure

Additional information on the Company is available through regular filings of press releases, financial statements, and our Annual Information Form on SEDAR (www.sedar.com). These documents and other information about Nouveau Monde Graphite may also be found on our website at www.nmg.com

August 12, 2021

(signed) Eric Desaulniers	(signed) Charles-Olivier Tarte
Eric Desaulniers, MSc, Geo	Charles-Olivier Tarte, CPA CMA
President and Chief Executive Officer	Chief Financial Officer

Management Discussion and Analysis	21